

Mail Stop 3561

February 23, 2009

Gregory D. Morgan
Chief Executive Officer
Microsmart Devices, Inc.
1035 Park Avenue, Suite 7B
New York, NY 10028-0912

Re: Microsmart Devices, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 000-51658

Dear Mr. Morgan:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                    Sincerely,

                                    Ryan C. Milne
                                    Accounting Branch Chief

cc: Peter B. Hirshfield, Esq.
      Via facsimile (646) 349-1665